NEDBANK
GROUP

24 March 2006

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington D.C. 20549-0302
United States of America

Dear Sir

Nedcor
~~Nedbank Group Limited~~
Issuer No. 82-3893
Information Submitted Pursuant to Rule 12g3-2(b)
SUPPLEMENTAL INFORMATION

The following information is being furnished to the Commission on behalf of NEDBANK GROUP LIMITED in order to maintain such foreign private issuer's exemption from registration pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

We hereby attach a copy of an announcement which has been released on SENS in respect of the Capitalisation Award with a cash dividend default alternate.

Should you have any queries, please do not hesitate to contact me on 27 11 294-9107

Yours faithfully

Jackie Katzin
Assistant Group Secretary

cc ***Jonathan K Bender, Esq***

dlw 3/29

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Release Date: 2006/03/16 11:04:00 AM

Nedbank Group - Finalisation announcement in respect of the Capitalisation Award

NED
Nedbank Group - Finalisation announcement in respect of the Capitalisation Award
with a cash dividend default alternative
Nedbank Group Limited
(Formerly Nedcor Limited)
(Incorporated in the Republic of South Africa)
(Registration number 1966/010630/06)
Share Code: NED ISIN Code: ZAE 000004875
("Nedbank Group" or "the Company")

CAPITALISATION AWARD WITH A CASH DIVIDEND TO BE PAID TO SHAREHOLDERS NOT ELECTING TO RECEIVE CAPITALISATION AWARD SHARES

Further to the announcement of the Company"s results for the year ended 31 December 2005 released on the Securities Exchange News Service ("SENS") on Monday, 20 February 2006, notice is hereby given that an award of new fully paid ordinary shares ("the new shares") will be distributed to shareholders recorded in the register of the Company at the close of business on Friday, 31 March 2006 ("the record date"). In terms of the announcement, shareholders will be entitled, in respect of all or part of their shareholding, to elect to participate in the capitalisation award failing which they will receive the cash dividend alternative (185 cents per ordinary share that will be paid to those shareholders not electing to participate in the capitalisation award). The last day to trade to participate in the capitalisation share award or the cash dividend alternative will be Friday, 24 March 2006.

The number of shares to which shareholders wishing to participate in the capitalisation award will become entitled will be determined in the ratio that 185 cents per ordinary share bears to 11597 cents, being the 30 day volume weighted average traded price of Nedbank Group ordinary shares on the JSE as at the close of business on Wednesday, 15 March 2006 ("VWAP"), the formula being:
Capitalisation share entitlement = (number of shares held on the record date x 185 cents)/(VWAP of Rx)

This equates to 1.5952 new Nedbank Group ordinary shares for every 100 Nedbank Group ordinary shares held. Shareholders wishing to participate in the capitalisation award in respect of all or part of their shareholding must elect to do so. Subject to the approval of the JSE Limited ("JSE"), a listing of the maximum number of new shares to be issued pursuant to the capitalisation award will commence on Monday, 27 March 2006. The new shares will trade "ex" the entitlement with effect from the commencement of business on Monday, 27 March 2006. Shares may not be dematerialised or rematerialised between Monday, 27 March 2006 and Friday, 31 March 2006, both days inclusive. A circular (including a form of election) dealing with the capitalisation award was posted to shareholders on Monday, 13 March 2006.

Forms of election in respect of shareholders who have not yet dematerialised their shares ("certificated shareholders") and who wish to elect to participate in the capitalisation award must be received by the transfer secretaries, Computershare Investor Services 2004 (Proprietary) Limited, 70 Marshall Street, Johannesburg, 2001 (PO Box 61763, Marshalltown, 2107) by no later than 12h00 on Friday, 31 March 2006.

Shareholders who have dematerialised their shares are required to notify their duly appointed Central Securities Depository Participant ("CSDP") or broker of their election in the manner and time stipulated in the custody agreement governing the relationship between the shareholder and their CSDP or broker. In respect of dematerialised shareholders, safe custody accounts with the CSDP or broker will be updated with the entitlement in respect of the new ordinary shares and /or payments will be credited to their CSDP or broker accounts on Monday, 03 April 2006.

Certificated shares or cheques will be posted to certificated shareholders at